SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA ● ASIA PACIFIC ● EUROPE

March 27, 2020

VIA EDGAR

Ms. Samantha Brutlag Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Comments on correspondence regarding the repurposing of BlackRock Money Market Portfolio (the “Fund”), a series of BlackRock FundsSM (the “Trust”)

Dear Ms. Brutlag:

This letter responds to the telephonic follow-up comments provided by the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2020 regarding correspondence sent to the Staff via e-mail on March 4, 2020 (the “March 4 Correspondence”) and filed via EDGAR. The March 4 Correspondence responded to previous comments received from the Staff regarding upcoming changes to the Fund’s name, investment objective, principal investment strategies and risks in order to give consideration to select environmental criteria (the “Repurposing”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the March 4 Correspondence.

March 4 Correspondence

Comment 1: In the comments that were the subject of the March 4 Correspondence, the Staff had requested that the Trust provide a list of issuers that the Fund previously invested in that would no longer be included under the Fund’s 80% environmental policy once the Repurposing changes are implemented. The Staff reiterates its request for such list of issuers.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response: We will be providing you a list of issuers that will no longer be eligible investments under separate confidential cover.

Comment 2: A number of factors that the Board of Trustees (“Trustees”) of the Trust (the “Board”) considered prior to approving the Repurposing were described in the response to Comment 2 of the March 4 Correspondence. The same response also mentioned that the changes involved in the Repurposing would not be implemented until shareholders had been provided with at least 60 days’ notice. Please explain in correspondence whether the notice to shareholders included or will include highlights of such considerations by the Board, including the impact of the changes on the Fund’s performance. If not, please explain why such considerations were not or will not be so highlighted.

Response: The Trust has notified Fund shareholders of the Repurposing by mailing a supplement to the Fund’s summary prospectuses, prospectuses and Statement of Additional Information to shareholders with the mailing commencing on March 10, 2020 (the “March 10, 2020 Supplement”). Although the March 10, 2020 supplement detailed changes to the Fund’s name, investment objective, investment strategies and risks, it did not, nor do the Trust’s supplements typically, discuss or summarize the Board’s considerations when approving such changes. The Trust does not believe such disclosure is required in this context.

The staff specifically commented on the potential for a change in the Fund’s performance. As discussed in the March 4, 2020 correspondence, the Board discussed with BlackRock why BlackRock expected that the Fund may perform 1-2 basis points below its current performance once the Fund’s environmental screens are implemented. The potential decrease in performance is, in BlackRock’s opinion, only an estimate and may not be realized when other circumstances, such as changes in the Fund’s shareholder base, are factored in. The Trust does not believe such disclosure is required in this context. Please note that the Fund included an “Environmental Criteria Risk” factor in the March 10, 2020 Supplement that contains disclosure to the effect that the Fund may forgo some market opportunities available to funds that do not use environmental criteria and consequently, the Fund may underperform funds that do not utilize an environmental strategy.

Comment 3: The response to Comment 2 of the March 4 Correspondence included the statement that “… when the repurposed Fund enters into repurchase agreements, it will only enter into repurchase agreements collateralized by U.S. Government securities; although the Fund preserves the ability to enter into any repurchase agreements permitted by its offering materials.” Please amend the Fund’s disclosure to make clear that the Fund intends to limit its use of repurchase agreements in such manner.

Response: We will amend the “Details About the Fund—How the Fund Invests—Principal Investment Strategies” section of the Fund’s prospectuses to add disclosure that to the extent the Fund invests in repurchase agreements, it currently intends to invest only in repurchase agreements collateralized by U.S. Government securities and cash.

Comment 4: The response to Comment 9 of the March 4 Correspondence included the statement that “To the extent that the Fund uses a charitable organization’s name or logo in its marketing materials, such materials will clearly state that (i) BlackRock has made a payment to such charitable organization; (ii) the Fund and its underlying investments are not endorsed by such charitable organization; and (iii) such charitable organization has no responsibility for, or role in managing or administering, the Fund or choosing any of the Fund’s investments.” Please be aware that the Staff may comment in the future regarding the Fund’s use of a charitable organization’s name or logo in its marketing materials if the Staff believes such usage is inconsistent with Staff views.

Response: The Trust understands that the Staff may comment in the future on the use of a charitable organization’s name or logo in the Fund’s marketing materials.

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Please do not hesitate to contact me at (212) 839-5511 if you require additional information regarding these responses or the March 4 Correspondence.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack

cc:	Tricia Meyer

Janey Ahn

John A. MacKinnon